AVRUPA MINERALS LTD.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

OVERVIEW AND INTRODUCTORY COMMENT

Avrupa Minerals Ltd. (“Avrupa” or the “Company”) is a growth-oriented junior exploration and development company listed on the TSX Venture Exchange under the trading symbol “AVU”. The Company is currently focusing on discovery, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo and Germany.

The Company currently holds 9 exploration licenses in three European countries, including six in Portugal covering 3,271 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures, including:

*

Avrupa’s partner at the Slivovo Gold Project in Kosovo is fully funding the program, allowing Avrupa to dilute its ownership in the JV operating company Peshter Mining JSC.  If AVU ownership goes below 10%, the interest in the project converts to a 2% NSR.

*

The Alvito Option Agreement with OZ Minerals Limited covering one license in the Ossa Morena Zone in southern Portugal, for IOCG deposits;

*

The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

*

In addition, in the Iberian Pyrite Belt of south Portugal, the Company has 100% ownership of the Alvalade VMS Project where previous partners have spent over US$ 7.6 million on exploration for VMS copper, zinc, and lead, mineralization, resulting in discoveries at Sesmarias and Monte da Bela Vista.

This MD&A is dated August 29, 2017 and discloses specified information up to that date. Unless otherwise noted, all currency amounts are expressed in Canadian dollars.  The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes for the six months ended June 30, 2017 and the Company’s audited consolidated financial statements for the year ended December 31, 2016 and the related notes thereto

Additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, and/or on the Company’s website at www.avrupaminerals.com.

MAJOR QUARTERLY OPERATING MILESTONES

Slivovo Gold Project (Kosovo):

On January 13, 2017, the Company announced that it received the Slivovo Gold Project Study (the “Study”) from Byrnecut. The study contains detailed geological, geochemical, and geophysical information about the Slivovo gold deposit, as well as chapters covering environmental, social, metallurgical, mining, infrastructure and surface facilities, waste management, capital costs, and other studies.

On February 6, 2017, the Company announced that the Study was reviewed both internally and by an independent mining engineer and formally accepted by Avrupa.  This triggered a change in the ownership levels of Peshter Mining, the operator of the Slivovo Gold Project.  Avrupa now holds 15% of Peshter Mining, while Byrnecut holds 85%, per the original JV agreement signed in April 2014 (see NR from April 16, 2014).

On May 3, 2017, the Company announced that the 2017 drilling campaign on the Slivovo Project in Kosovo had started.  Peshter Mining has two core rigs running on the property drilling multiple targets.  The drilling is planned as a 3-phase, results-dependent program.  The drilling program is designed to discover, delineate, and define further high grade (defined in the Slivovo Project Study as 5 g/t gold or greater) gold resources at the Slivovo deposit in order to potentially create an economic mining solution for the Project.  Assuming continued success, the 3-phase program aims to add at least 250,000 ounces of gold from a number of previously-known and new targets located close to and around the present deposit.  Cost estimate for the full 3-phase program, totaling 30,000 meters, is approximately C$ 8.3 million.  Byrnecut International is fully funding the program.  Avrupa’s portion of the Slivovo Project will therefore be diluted as funds are spent by our Partner. If Avrupa’s share in Peshter Mining goes below 10%, Avrupa’s interest will convert into a 2% Net Smelter Royalty (NSR).

At this time, Phase One is planned for 17 diamond drill holes, totaling close to 5,700 meters.  The targets to be tested include a deep (between 100 and 300+ meters from the surface) geophysical anomaly discovered during the 2016 work program, several shallow (less than 100 meters from the surface) geophysical anomalies, the Sandstone Gossan, Gossan Extension SE, Main Gossan Offset, the Buena Oro soil anomaly zone, and the Dzemail Zone.

HOLE ID	DIP (°)	AZIMUTH (°)	TD (m)	TARGET
SLV062	-60	245	350	Main Gossan Offset
SLV063	-50	65	400	Main Gossan Offset
SLV064	-50	65	390	Main Gossan Offset
SLV065	-67	55	300	Gossan Extension - SE
SLV066	-60	245	400	Main Gossan Offset
SLV067	-50	190	360	Gossan Extension - SE
SLV068	-50	65	330	Main Gossan Offset
SLV069	-60	245	280	Main Gossan Offset
SLV070	-66	55	200	Gossan Extension - SE
SLV071	-60	245	510	Deep IP anomaly
SLV072	-60	65	500	Deep IP anomaly
SLV073	-45	235	300	Sandstone Gossan
SLV074	-45	235	300	Sandstone Gossan
SLV075	-45	55	300	Sandstone Gossan
SLV076	-45	55	300	Sandstone Gossan
SLV077	-50	55	250	Buena Oro
SLV078	-50	245	200	Dzemail
17 holes			5,670	6 target zones

Table 1.  Phase 1 drill holes with target zones

Slivovo Resource Outline
DEEP GEOPHYSICAL TARGETS
Legend
2017_drill_trace
Status
Drilling
Next
Planned
N
S
W
E
525000
525500
526000
4716500
4716000
SLV069
SLV062
SLV066
SLV077
SLV064
SLV068
SLV067
SLV074
SLV073
SLV063
SLV070
SLV075
SLV076
SLV065
SLV071
SLV078
SLV072
0
0.1
0.2
0.4
Km

Figure 1.  Phase 1 drill plan showing SLV071 and SLV072 for deep geophysical target and SLV078 targeting the Dzemail Zone.

525000
525500
526000
4716500
4716000
N
S
W
E
Slivovo Resource Outline
Legend
2017_drill_trace
Status
Drilling
Next
Planned
SLV069
SLV062
SLV066
SLV077
SLV064
SLV068
SLV067
SLV074
SLV073
SLV063
SLV070
SLV075
SLV076
SLV065
SLV071
SHALLOW GEOPHYSICAL TARGETS
SLV078
SLV072
0
0.1
0.2
0.4
Km

Figure 2.  Phase 1 drill plan showing SLV062, 063, 064, 066, 068, and 069 targeting the Main Gossan Offset; SLV065, 067, and 070 targeting the SE Gossan Extension; SLV073, 074, 075, and 076 targeting the Sandstone Gossan; and SLV077 targeting the Buena Oro zone.

Alvito Project (Portugal):

On April 10, 2017, the Company announced that it signed an earn-in option agreement with Australia-based OZ Exploration Pty. Ltd. (“OZE”), a wholly-owned subsidiary of OZ Minerals Limited (“OZM”), to explore on the Alvito iron oxide, copper-gold (“IOCG”) project located in southern Portugal.  The agreement allows for OZE to earn up to a total 75% interest in the project by spending AUS $4,000,000 over approximately 2½ years. Avrupa and OZM signed the Option Agreement on April 5, 2017 under the following terms:

•

For OZE to earn a 51% interest in year 1:  Fund AUS$1,000,000 in exploration expenditures.

•

For OZE to earn a further 24% interest (total of 75% interest) by September 30, 2019:  Fund a further AUS$3,000,000 in exploration expenditures.

•

Avrupa will be the operator during the first earn-in stage with active technical support and oversight from OZE’s experienced IOCG team.

Concurrently, the Portuguese Mining Bureau (DGEG) issued a 30-month extension to the Alvito exploration license on March 10, 2017, with the conditions that the license size be reduced to 303.1 square kilometers and that a minimum of € 700,000 be spent for exploration work during the extension period.  Previously, Avrupa, along with earlier partners, spent over €450,000 on the license and developed a central IOCG target area covering 4 x 2.5 kilometers along the 24 x 4 kilometers Alcaçovas Copper Belt.  Exploration work led to the discovery of mineralized stratigraphy beneath 3-10 meters of soil cover through a 29-hole, top-of-bedrock, drilling program completed during 2015.  Other IOCG target areas occur along the Alcaçovas trend but have not been explored to date.

The newly-extended Alvito license covers approximately 300 square kilometers of prospective ground along the Alcaçovas copper-gold trend identified by Avrupa geologists in 2011-12. Subsequent field work was successful in identifying potential for significant copper-gold-silver mineralization in known and several new occurrences.

Many of the copper-gold-silver occurrences that were visited during the recon program, starting in 2012, lie within a 24-kilometer long, 4-kilometer wide belt, designated as the Alcaçovas Copper Belt (ACB), and defined by anomalous copper and zinc soil geochemistry from over 66,000 soil samples collected by previous operators in the district.  Avrupa’s review of the area suggested that classification of the deposits should be interpreted as IOCG type.

Avrupa geologists collected 274 rock chip samples on the original license between 2012 and 2015, centering around 16 separate prospect areas. A total of 32 (11.7%) of these samples contained greater than 0.4 ppm gold, up to 6.43 ppm gold.  Forty (15%) of the samples contained greater than 5 ppm silver, up to a high value of 829 g/t silver.  105 (38%) of the samples carried greater than 0.1% copper, including 40 samples with greater than 1% copper, up to a maximum value of 27.4% copper.  Others carry strongly anomalous lead, zinc, and molybdenum values.

In 2015, Avrupa, funded by a previous partner, drilled 29 top-of-bedrock core holes in the central Alcaçovas target zone.  Twenty-two of these holes intersected visible copper mineralization, associated with magnetite veining and alteration normally found with IOCG systems, beneath the shallow cover to a depth of <20 meters below the surface.

On June 7, 2017, the Company announced the new exploration program had begun. Exploration is focused on an area containing a large copper-in-soil anomaly with a strike extent of 24 kilometers.  The first phase of the program will consist of geological mapping and prospecting, and large, license-wide, gravity and magnetic geophysical surveys.  The detailed geological and geophysical data will be integrated with results from historical work, and used to identify and rank drill targets for the second phase of the exploration program.

AVRUPA LICENSES AND JV'S IN PORTUGAL
COVAS JV
BRAGA OFFICE
PORTO
LISBON
MARATECA
SANTA MARGARIDA DO SADO
ALVITO OPTION
GRANDOLA OFFICE
ALVALADE JV
MERTOLA
LICENSES
JOINT VENTURES
APPLICATIONS
N
50 0 50 100
Kilometers
Scale: 1:2,500,000
1
2
3
4
5
6
São Cristóvão
Alcáçovas
Vila Nova do Baronia
New Alvito extension license covering Alcacovas iron oxide copper-gold targets

Figure 1.  Location and outline of the new Alvito extension license covering the entire Alcaçovas iron oxide copper-gold target area.

Alvalade Project (Portugal):

On June 19, 2017, the Company announced that it had recovered 100% ownership of the Alvalade project. The Company is in the process of re-assembling and reviewing all of the previous data on the Alvalade project and will report its plans for the project for 2017 shortly.

Marateca Project (Portugal):

On June 7, 2017, the Company announced the results from two stratigraphic holes at the Pego do Altar gossan target on the Marateca project. It indicated anomalous base metal geochemistry over 38.25 meters (from 23.35 to 61.6 meters) in PDA01, and over 18.1 meters (from 22.50 to 40.60 meters) in PDA02, and then again for 5.4 meters at the bottom of this hole (from 71.45 to 76.85 meters--TD).

Most importantly, the blind intersection of stockwork sulfide and quartz mineralization, up to 100 meters downdip from the outcropping gossan, indicates continuity of the sulfidic zone.  The stockwork zone at Pego do Altar is located in the target stratigraphy of the upper levels of the Volcano-Sedimentary (VS) Formation, host to massive sulfide mineralization throughout the Iberian Pyrite Belt, including at Avrupa’s discovery at Sesmarias in the Alvalade Project, some 40 kilometers south of Pego do Altar.  There are at least eight other un-drilled target areas identified to date on the Marateca license where upper VS stratigraphy subcrops or outcrops while hosting anomalous zinc and copper soil geochemistry.

AVRUPA LICENSES AND JV'S IN PORTUGAL
COVAS JV
BRAGA OFFICE
PORTO
LISBON
MARATECA
ALVITO OPTION
SANTA MARGARIDA DO SADO
GRANDOLA OFFICE
ALVALADE JV
MERTOLA
N
LICENSES
JOINT VENTURES
APPLICATIONS
50 0 50 100
Kilometers
Scale: 1:2,500,000
MARATECA
MARATECA
VELA
S. MARTINHO
SERRA DO LOUREIRO
PALMA
VOLTA
CLERIGOS
MR-1
MOITA
BICA
ALVITO
4 0 4 8
Kilometers
Scale: 1:200,000

Figure 2.  Location and outline of the Marateca license, with all presently known target areas.  Pego do Altar is located in the southeast corner of license.  All target areas cover windows of outcropping upper VS Formation and anomalous copper and zinc in soils geochemistry.  We assume that areas between the VS windows, covered by recent sediments, also contain buried VS stratigraphy and targets.

The data from the Marateca exploration programs is currently being assembled for review by potential partners on the project.

Metovit Project (Kosovo):

In Kosovo, results from widespread soil sampling on the Metovit license, located less than 15 kilometers NE of the Slivovo Gold Project, indicate several new target areas for further groundwork.  The strongest and most widespread gold-in-soil anomalism occurs in the area of Grbes village near where Avrupa drilled a shallow test hole in 2011.  That hole intercepted de-calcified shales, but no geochemical anomalism.  The second area of widespread soils’ anomalism occurs in the northern and northeastern portions of the license where geologists discovered an outcropping gossan zone carrying elevated Au, Ag, As, Pb, Zn, Ni, and Cr values.  A third area of interest covers a widespread molybdenum-in-soil anomaly around the Metovic village area, also drilled by Avrupa in 2011. This hole bottomed for technical reasons in stockwork sulfide veining and strong argillic alteration, but has not yet been followed-up.

Avrupa plans to conduct follow-up work at Metovit later in 2017.

AVRUPA LAND IN KOSOVO
STAN TERG MINE
(AG-PB-ZN)
METOVIT
PRISHTINE
ARTANA MINE
(AU-AG-PB-ZN)
SLIVOVO
ACTIVE EXPLORATION LICENSE
N
15 0 15 30
Kilometers
AVRUPA
MINERALS

METOVIT LICENSE -- Au in soils
Metovit_S_samples1 by Au_ppb
50 to 10,000 (2)
20 to 50 (6)
10 to 20 (18)
5 to 10 (69)
-10 to 5 (535)
1 0 1 2
Kilometers
Scale: 1:40,000

METOVIT LICENSE -- Zn in soils
Metovit_S_samples1 by Zn_ppm
400 to 10,000 (7)
200 to 400 (15)
125 to 200 (33)
100 to 125 (94)
-10 to 100 (481)
1 0 1 2
Kilometers
Scale: 1:40,000

Figure 3.  Location of Metovit license in Kosovo, with gold and zinc in soils geochemistry.

QUARTERLY FINANCIAL CONDITION

Capital Resources

On April 20, 2017, the Company completed a non-brokered private placement by issuing 2,500,000 common shares at a price of $0.09 per common share for gross proceeds of $225,000.

On July 12, 2017, the Company completed a non-brokered private placement of $1,017,000 by issuing 10,170,000 units at a price of $0.10. Each unit consists of one common share and one non-transferrable warrant. Each warrant entitles the holder to purchase one additional common share for a 3 year period at a price of $0.15.

On April 26, 2017, the Company granted a total of 1,310,000 stock options at an exercise price of $0.10 per share for a period of five years to its directors, officers and consultants.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and the future cash flows from warrants, finders’ warrants and options, along with the planned developments within the Company as well as with its JV partners will allow its efforts to continue throughout 2017. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

Liquidity

As at June 30, 2017, the Company had working capital of $94,808 (December 31, 2016 – $484,426). With respect to working capital, $244,233 was held in cash (December 31, 2016 - $518,196) and $351,816 was held in restricted cash (December 31, 2016 - $4,175). The decrease in cash was mainly due to the general administrative expenses and exploration work expenses while offsetting by the net proceeds from issuance of common shares, share subscription and investments – available for sale and long-term loan.

Operations

For the three months ended June 30, 2017 compared with the three months ended June 30, 2016:

Excluding the non-cash depreciation of $393 (2016 - $1,260) and share-based payment of $110,564 (2016 - $3,232), the Company’s general and administrative expenses amounted to $204,419 (2016 - $197,411), a slightly increase of $7,008. Investor relations increased to $112,151 (2016 - $12,268) as the Company spent more on shareholders communication while consulting fees decreased to $34,144 (2016 - $115,915) as a result of conserving cash.

During the three months ended June 30, 2017, the Company expensed exploration costs totaling $362,484 including $8,763 on Covas, $15,662 on Alvalade, $161,696 on Alvito, $89,708 on other projects in Portugal, $28,443 on other projects in Kosovo, $29,621 on its project in Germany, and $28,591 on others. During the three months ended June 30, 2016, the Company expensed exploration costs totaling $372,417 including $34,501 on Covas, $146,001 on Alvalade, $31,814 on Alvito, $137,184 on other projects in Portugal, $11,366 on Slivovo, $11,402 on other projects in Kosovo, and $149 on others.

During the three months ended June 30, 2017, the Company reported a loss of $491,829 (2016 – $612,049), a decrease of $120,220.  This is a result of an increase in the general and administrative expenses as explained above while being offset by an increase in reimbursements from optionees.

For the six months ended June 30, 2017 compared with the six months ended June 30, 2016:

Excluding the non-cash depreciation of $1,841 (2016 - $2,667) and share-based payment of $110,564 (2016 - $8,490), the Company’s general and administrative expenses amounted to $386,238 (2016 - $334,312), an increase of $51,926 as a result of the increase in investor relations of $156,824 (2016 - $24,414) and professional fees of $97,988 (2016 - $79,835) while being offset by a decrease in consulting of $66,382 (2016 - $177,360).

During the six months ended June 30, 2016, the Company expensed exploration costs totaling $651,977 including $16,187 on Covas, $87,886 on Alvalade, $177,772 on Alvito, $201,807 on other projects in Portugal, $84,118 on other projects in Kosovo, $29,621 on its project in Germany, and $54,586 on others. During the six months ended June 30, 2016, the Company expensed exploration costs totaling $655,681 including $47,281 on Covas, $328,658 on Alvalade, $75,206 on Alvito, $240,215 on other projects in Portugal, a negative amount of $72,466 on Slivovo (due to adjustments to amounts recorded in previous year), $15,746 on other projects in Kosovo, and $21,041 on others.

During the six months ended June 30, 2017, the Company reported a loss of $958,805 (2016 – $669,329), an increase of $289,476 as a result of an increase in the general and administrative expenses and an increase in the Company’s own exploration efforts in non-JV properties.

SIGNIFICANT RELATED PARTY TRANSACTIONS

During the quarter, there was no significant transaction between related parties.

COMMITMENTS, EXPECTED OR UNEXPECTED, OR UNCERTAINTIES

As of the date of the MD&A, the Company entered into a long-term loan to purchase a used vehicle.  The long-term loan is repayable in monthly payments totaling $38,231 (€25,809) as of June 30, 2017, including interest calculated at 5.635%, and maturing on April 5, 2022. The Company has not pledged any of its assets as security for loans other than $174,792 (€118,000) cash pledge for its exploration licenses in Portugal and is not subject to any debt covenants.

Other than disclosed in this MD&A – Quarterly Highlights, the Company does not have any commitments, expected or unexpected, or uncertainties.

RISK FACTORS

In our MD&A filed on SEDAR April 27, 2017 in connection with our annual financial statements (the “Annual MD&A”), we have set out our discussion of the risk factors Exploration risks, Market risks and Financing risk which we believe are the most significant risks faced by Avrupa. An adverse development in any one risk factor or any combination of risk factors could result in material adverse outcomes to the Company’s undertakings and to the interests of stakeholders in the Company including its investors. Readers are cautioned to take into account the risk factors to which the Company and its operations are exposed. To the date of this document, there have been no significant changes to the risk factors set out in our Annual MD&A.

DISCLOSURE OF OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares without par value.  The following is a summary of the Company’s outstanding share data as at June 30, 2017:

	Issued and Outstanding
	June 30, 2017	August 29, 2017

Common shares outstanding	76,748,797	86,918,797
Stock options	6,545,000	6,245,000
Warrants	36,857,000	42,627,000
Finder’s options	662,850	510,250
Warrants associated with finder’s options	563,850	411,250
Fully diluted common shares outstanding	121,377,497	136,712,297

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, our estimates of exploration investment, the scope of our exploration programs, and our expectations of ongoing administrative costs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.